Filed Pursuant to Rule 424(b)(3)
SEC File No. 333-170388

BRE Properties, Inc.

Supplement dated November 7, 2012

Superseding the Supplements dated January 7, 2011, August 5, 2011, February 17, 2012 and

August 1, 2012

To Prospectus Supplement dated November 5, 2010

To Prospectus dated November 5, 2010

This is a supplement (the “Fifth Supplement”), superseding the Supplements dated January 7, 2011 (the “First Supplement”), August 5, 2011 (the “Second Supplement”), February 17, 2012 (the “Third Supplement”) and August 1, 2012 (the “Fourth Supplement”), to the Prospectus Supplement dated November 5, 2010 (the “Prospectus Supplement”) and the Prospectus dated November 5, 2010 (the “Prospectus”). This Fifth Supplement relates to the offer and sale, from time to time, of common stock by us pursuant to separate equity distribution agreements, dated February 24, 2010, between us and each of Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC and Wells Fargo Securities, LLC (the “Equity Distribution Agreements”).

SUPPLEMENTAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

This discussion is a supplement to, and is intended to be read together with, the discussion under the heading “United States Federal Income Tax Considerations” beginning on page 39 of the Prospectus, and this discussion supersedes, in its entirety, the discussion under the heading “Supplemental United States Federal Income Tax Considerations” in the First Supplement, the Second Supplement, the Third Supplement and the Fourth Supplement. This summary is for general information only and is not tax advice.

The following discussion should be inserted after the discussion under the heading “United States Federal Income Tax Considerations—Taxation of the Company” in the Prospectus.

Proposed Treasury Regulations Regarding Certain Asset Dispositions

If we acquire any asset from a corporation which is or has been a C corporation in a transaction in which the basis of the asset in our hands is less than the fair market value of the asset, in each case determined at the time we acquired the asset, and we subsequently recognize gain on the disposition of the asset during the ten-year period beginning on the date on which we acquired the asset, then as described in the Prospectus under the heading “—Taxation of the Company—General,” we generally will be required to pay tax at the highest regular corporate tax rate on this gain to the extent of the excess of (a) the fair market value of the asset over (b) our adjusted basis in the asset, in each case determined as of the date on which we acquired the asset. The results described in this paragraph with respect to the recognition of gain assume that the C corporation refrains from making an election to recognize gain with respect to its disposition of the asset under existing Treasury Regulations on its tax return for the year in which we acquire the asset from the C corporation.

The IRS has issued Proposed Treasury Regulations which would exclude from the application of this built-in gains tax any gain from the sale of property acquired by us in an exchange under Section 1031 (a like kind exchange) or 1033 (an involuntary conversion) of the Code. These Proposed Treasury Regulations will not be effective unless they are issued in final form, and as of the date of this Fifth Supplement, it is not possible to determine whether the Proposed Treasury Regulations will be finalized in their current form or at all.

The following discussion supersedes the first three paragraphs in the discussion under the heading “United States Federal Income Tax Considerations—Taxation of the Company—Distribution Requirements” in the Prospectus.

To maintain our qualification as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to the sum of:

•	90% of our “REIT taxable income”; and

•	90% of our after tax net income, if any, from foreclosure property; minus

•	the excess of the sum of specified items of our non-cash income over 5% of our “REIT taxable income” as described below.

For these purposes, our “REIT taxable income” is computed without regard to the dividends paid deduction and our net capital gain. In addition, for purposes of this test, non-cash income generally means income attributable to leveling of stepped rents, original issue discount, cancellation of indebtedness, and any like-kind exchanges that are later determined to be taxable. Also, our “REIT taxable income” will be reduced by any taxes we are required to pay on any gain we recognize from the disposition of any asset we acquired from a corporation which is or has been a C corporation in a transaction in which our basis in the asset is less than the fair market value of the asset, in each case determined at the time we acquired the asset, within the ten-year period following our acquisition of such asset. See “Proposed Treasury Regulations Regarding Certain Asset Dispositions” above.

The following discussion should replace, in its entirety, the discussion under the heading “Tax Rates” in the Prospectus.

Tax Rates

The maximum tax rate for non-corporate taxpayers for (1) capital gains, including certain “capital gain dividends,” is generally 15% (although depending on the characteristics of the assets which produced these gains and on designations which we may make, certain capital gain dividends may be taxed at a 25% rate) and (2) “qualified dividend income” is generally 15%. However, dividends payable by REITs are not eligible for the 15% tax rate on qualified dividend income, except to the extent that certain holding requirements have been met and the REIT’s dividends are attributable to dividends received from taxable corporations (such as its taxable REIT subsidiaries), to income that was subject to tax at the corporate/REIT level (for example, if the REIT distributed taxable income that it retained and paid tax on in the prior taxable year), or to dividends properly designated by the REIT as “capital gain dividends.” For taxable years beginning after December 31, 2012, the 15% the capital gains tax rate is currently scheduled to increase to 20% and the rate applicable to dividends will increase to the tax rate then applicable to ordinary income. In addition, U.S. holders that are corporations may be required to treat up to 20% of some capital gain dividends as ordinary income.

In addition, certain U.S. holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, dividends, interest on and capital gains from the sale or other disposition of stock or debt obligations for taxable years beginning after December 31, 2012. U.S. holders should consult their tax advisors regarding the effect, if any, of these additional taxes on their ownership and disposition of our capital stock or debt securities.

The following discussion should replace, in its entirety, the discussion under the heading “New Legislation Relating to Foreign Accounts” in the Prospectus.

Foreign Accounts

A 30% withholding tax may be imposed on dividends and interest on, and gross proceeds from the sale or other disposition of, our capital stock or debt securities paid to a “foreign financial institution” or to a “non-financial foreign entity” (in each case, as specially defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (1) above, it must enter into an agreement with the United States Treasury requiring, among other things, that it undertake to identify accounts held by certain United States persons or United States-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders.

Although these rules currently apply to applicable payments made after December 31, 2012 (other than payments made on certain debt securities discussed below), the IRS has issued Proposed Treasury Regulations and subsequent guidance providing that the withholding provisions described above will generally apply to payments of dividends or interest made on or after January 1, 2014 and to payments of gross proceeds from a sale or other disposition of stock or debt securities on or after January 1, 2017. In addition, although these rules currently would not apply to payments on or proceeds from the disposition of debt securities outstanding on March 18, 2012, the Proposed Treasury Regulations indicate that the rules would not apply to debt securities outstanding on January 1, 2013.

The Proposed Treasury Regulations and the related guidance described above will not be effective until final regulations are issued, and as of the date of this Fifth Supplement, it is not possible to determine whether the proposed regulations will be finalized in their current form or at all. Prospective investors should consult their tax advisors regarding these withholding provisions.

FOR A COMPLETE DESCRIPTION OF THE OFFER AND SALE OF COMMON STOCK PURSUANT TO THE EQUITY DISTRIBUTION AGREEMENTS, AS WELL AS THE UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS RELATED THERETO, PLEASE REVIEW THIS FIFTH SUPPLEMENT, THE PROSPECTUS SUPPLEMENT AND THE PROSPECTUS IN THEIR ENTIRETY.